Exhibit 23.7

iResearch Consulting Group

June 7, 2011

To: Tudou Holdings Limited

Building No. 6, X2 Creative Park

1238 Xietu Road, Xuhui District

Shanghai 200032, People’s Republic of China

Tel: (86-21) 5170-2355

Attention: Sam Yung King Lai

Dear Mr. Lai:

We hereby consent to the references to our name and the quotation by Tudou Holdings Limited in its Registration Statement (as may be amended or supplemented) on Form F-1 submitted, to be submitted or to be filed with the U.S. Securities and Exchange Commission (the “Registration Statement”), of research data and information prepared by us, and in roadshow and other promotional materials in connection with the proposed offering. We also hereby consent to the filing of this letter as an exhibit to the Registration Statement.

iResearch Consulting Group [seal: iResearch Consulting Group]

/s/ Lei Zou
Name: Lei Zou Title: Co-President